FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Northern Dynasty Minerals Ltd. (the "Company")
15th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2  Date of Material Change

July 15, 2020.

Item 3  News Release

The news release with respect to the material changes referred to in this report was issued by the Company and distributed through the facilities of CNW on July 15, 2020.  The news release was filed on SEDAR and is available at www.sedar.com.

Item 4  Summary of Material Change

Tthe Company completed its previously announced bought deal offering, including the exercise in full of the over-allotment option (the "Offering") for gross proceeds of approximately US$35.3 million.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

The Company completed the Offering on July 15, 2020.  A total of 24,150,000 common shares of the Company were sold at the price of US$1.46 per Offered Share for gross proceeds of approximately US$35.3 million.  The Offering was completed pursuant to an underwriting agreement dated July 10, 2020 among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including BMO Nesbitt Burns Inc., Canaccord Genuity Corp., H.C. Wainwright & Co., LLC., Paradigm Capital Inc., TD Securities Inc., Roth Capital Partners, LLC and Velocity Trade Capital Ltd. (collectively, the "Underwriters").

The proceeds of the Offering are anticipated to be used to fund the Company's activities in connection with the advancement of the development of the Pebble Project, including (i) ongoing work with Alaska and federal regulatory agencies, (ii) maintaining an active corporate presence in Alaska by continuing to build relationships with both federal and Alaska state governments and agencies and Native Corporations and communities, (iii) commencement of the Alaska state permitting process, (iv) maintenance of the Pebble claims in good standing, (v) ongoing discussions and possible negotiations to secure a potential project partner or partners, and (vi) general corporate purposes.

The Offering was completed by way of a prospectus supplement dated July 10, 2020 to the Company's existing Canadian base shelf prospectus dated July 2, 2020 and related U.S. registration statement on Form F-10 (SEC File No. 333-238933).

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Ronald W. Thiessen
President & CEO
Tel: 604-684-6365

Item 9 Date of Report

July 15, 2020